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Exhibit (a)(4)

UNITED ONLINE, INC.
MATERIAL INCOME TAX CONSEQUENCES FOR EMPLOYEES RESIDENT IN INDIA

        The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of India. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. It also does not address any state, provincial or other local law, any wealth tax, or the treatment of any dividends. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Exchange of Options for Restricted Stock Units.

        It is not clear whether you will be subject to tax as a result of the exchange of an option for restricted stock units.

Restricted Stock Units.

        If the restricted stock units are granted under a plan that is qualified under the India Stock Option Guidelines (the "Guidelines"), then, except as otherwise provided above, you will not be subject to tax until you sell the shares issued upon vesting of the restricted stock units. If the plan is not qualified under the Guidelines, you will be subject to tax at the time you vest in the units and the shares become issuable to you in an amount equal to the fair market value of the shares on the vesting date. Such income will be subject to all applicable withholding taxes.

Sale of Shares.

        You will recognize taxable income when you subsequently sell the shares. The taxable amount will be equal to the sale price of the shares less any income recognized at the time of vesting of the units. If you hold the shares for more than one year, you will be taxed at the long-term capital gain rate. If you hold your shares for one year or less, income tax will be assessed at your marginal income tax rate.

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UNITED ONLINE, INC. MATERIAL INCOME TAX CONSEQUENCES FOR EMPLOYEES RESIDENT IN INDIA